Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

VOLUNTARY ANNOUNCEMENT

INCLUSION OF THE COMPANY’S SHARES IN THE

SHANGHAI-HONG KONG STOCK CONNECT AND

SHENZHEN-HONG KONG STOCK CONNECT PROGRAMS

This is a voluntary announcement made by MINISO Group Holding Limited (the “Company”) to provide its shareholders and potential investors with information in relation to the latest development of the Company.

The board (the “Board”) of directors of the Company is pleased to announce that ordinary shares of the Company have been included in the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect programs (the “Stock Connects”), effective on March 13, 2023, pursuant to the announcements made by the Shanghai Stock Exchange and the Shenzhen Stock Exchange, respectively.

The Company has also been selected and included as a constituent stock of the following indexes by Hang Seng Indexes Company Limited, with effect from March 13, 2023:

1.	Hang Seng Composite Index;

2.	Hang Seng Composite MidCap Index;

3.	Hang Seng Composite LargeCap & MidCap Index;

4.	Hang Seng Composite MidCap & SmallCap Index;

5.	Hang Seng Composite Industry Index - Consumer Discretionary; and

6.	Hang Seng Stock Connect Greater Bay Area Composite Index.

The Board is of the view that the inclusion of the Company’s shares in the trading mechanism of the Stock Connects reflects the market’s recognition of the Group’s business performance and growth prospects. It is expected that such inclusion will help to expand the Company’s shareholder base, improve the trading liquidity of the shares of the Company, and allow the Company to share its growth trajectory and further success with users, partners and investors in mainland China via the financial market.

The Board would like to thank the shareholders and investors of the Company for their continued support. The Company will continue to strive to develop its business and create value for its shareholders.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, March 13, 2023

As of the date of this announcement, the Board comprises Mr. YE Guofu and Mr. LI Minxin as executive directors, and Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive directors.